December 15, 2022

Nicholas Nalbantian

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Skybound Holdings LLC (f/k/a Mr. Mango LLC)
Amendment No. 3 to Offering Statement on Form 1-A
Filed December 6, 2022
File No. 024-11950
CIK No. 0001867925

Dear Mr. Nalbantian:

Skybound Holdings LLC (“the Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Amendment No. 3 to Offering Statement on Form 1-A qualified as of December 15, 2022 at 5:00 p.m. EST.

In making this request, the Company acknowledges the following:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 15, 2022

The Company requests that it be notified of such qualification by a telephone call to me at (310) 746-1400 or an email to DA@skybound.com.

Sincerely,

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
David Alpert
Chief Executive Officer

cc:	Gary J. Ross (via email)
Ned Sherman (via email)